July 18, 2008 Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attn: Chris White, Branch Chief Accountant

Re:	ENSCO International Incorporated Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2008 File No. 1-08097

Ladies and Gentlemen:

Following is our response to your letter dated July 7, 2008. In order to facilitate your review, we have repeated each of your comments in bold italics followed immediately by our response to that particular comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.	Your response to prior comment number 4 indicates that your chief operating decision maker ("CODM") does not make decisions involving the allocation of resources based on the operating results of a particular geographic region. Please address the following additional questions with respect to your response:

Prior to responding to your additional questions, we want to submit further explanation relative to our determination that we have one reportable segment. We believe this information will provide additional insight into an understanding of our operations and supplement our responses to your specific questions below.

Our business consists of two distinct components, contract acquisition activities and contract execution activities.

Contract acquisition activities involve undertakings surrounding the pursuit of contract opportunities, including evaluations and assessments of current and future customer demand, determinations regarding the deployment of drilling rigs (where to locate drilling rigs so as to maximize their profitability and best position them for expected future contract opportunities), determinations regarding capital enhancement of our drilling rigs (how to efficiently improve drilling capabilities to both qualify for more attractive current contract opportunities and to outfit our rigs in a manner that we perceive will be demanded by our customers in the future), and determinations in connection with the negotiation of contract terms.

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Contract execution activities involve undertakings surrounding drilling performance and customer support, which include maintenance of our equipment to reduce or eliminate repair downtime in a cost effective manner, sourcing and training of rig crew personnel, the transportation of supplies, equipment and personnel to and from the drilling rig on a timely and cost effective basis, and other endeavors directly involved with cost control and meeting our contract obligations.

While contract execution activities are managed extensively at all levels of the Company, contract acquisition activities are managed centrally under the direction of our chief operating decision maker ("CODM"). In our view, contract acquisition activities can be properly managed and executed only from the perspective of one worldwide operating segment in order to maximize profitability and shareholder value. Furthermore, contract acquisition activities are focused on each of the individual rigs in our worldwide fleet rather than on groups of rigs, such as certain types of rigs or groups of rigs located in a major geographic region or a specific geographic market.

Although contract acquisition and contract execution activities are both important components of our business, contract acquisition is the more critical activity and has a greater impact on the long-term growth, viability and success of the Company. Similarly, while both contract acquisition and contract execution activities impact our operating results, contract acquisition activities drive far more variability into our operating results from one period to the next.

Our investors and other interested parties also recognize the importance of contract acquisition activities with respect to our individual rigs. In response to their interest, we publish a report that includes the current contract status of each rig in our worldwide fleet on a monthly basis (via Form 8-K).

•	Please clarify whether your chief operating decision maker utilizes the discrete information provided by the geographic segment managers to assess the performance of the geographic region. In this respect, we note that your CFO discussed the results of operations in each of your major geographic markets during the first quarter 2008 earnings call on April 24, 2008. Please clarify why the results by geographic region are discussed in such detail within your periodic filings and on your earnings calls if you do not assess performance or manage your operations by geographic region.
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Our CODM utilizes the discrete information provided by the geographic segment managers strictly to assess the performance of contract execution activities in each geographic region. However, the primary interest of our CODM lies not with assessments of contract execution performance in each geographic region, but with assessments of contract acquisition performance of each individual drilling rig in our worldwide fleet. While it is not feasible to discuss the operating results of each of our drilling rigs in periodic filings or earnings calls, we believe discussions focused on the aggregate operating results of our rigs categorized by both type of rig and major geographic region are highly beneficial to an understanding of our operating results.

Demand for drilling rigs, supply of drilling rigs and other industry conditions frequently vary from one regional market to another on a short-term basis, which impacts the timing of improvements and deteriorations in regional market conditions and drives fluctuations in the operating results of drilling rigs located in such markets. By discussing our operating results by major geographic regions rather than on a consolidated basis in our periodic filings and earnings calls, we provide investors and other interested parties more insight into the impact these regional market conditions have on our consolidated results of operations.

•	We note that you allocate resources based on the capabilities of drilling rigs being requested by your customers. Please clarify the manner in which you gauge and evaluate customer demand.
We gauge and evaluate customer demand centrally on a global basis by monitoring and analyzing the requests from our customers to bid on drilling contracts, including:
º	the number of requests received and the frequency at which requests are issued;
º	the locations in which drilling rigs are requested and the durations of drilling periods requested; and
º	the types of rigs requested and the rig capabilities requested, such as size, type and/or performance rating of drilling equipment and systems, water depth and drilling depth requirements, type and amount of liquid and solid storage capacities, personnel accommodations capacity, etc.
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In addition, we gauge and evaluate customer demand during periods of contract negotiations by monitoring our ability to obtain more favorable contract terms, such as:
º	liability and indemnity provisions that provide us with a greater level of protection against potential losses;
º	revenue provisions that provide us with a greater level of reimbursement or other forms of compensation for costs incurred to relocate and prepare rigs for contracts;
º	waivers of contractual compliance relating to preferred equipment capabilities and technical specifications that allow us to avoid or reduce contract preparation costs; and
º	increased payments in the event a customer terminates a contract without cause (prior to completion of the stipulated term).

We also gauge and evaluate customer demand by analyzing drilling industry market information, including the terms of our competitor's contracts (much of which is readily available on a current basis), such as:

º	contract day rates and duration of contract terms; and
º	the amounts customers are willing to pay for contract preparation, such as costs to relocate drilling rigs and costs for making capital improvements to drilling rigs prior to contract commencement.
•	Clarify whether you assess the operating performance (or utilization) of the rigs when determining manner in which to most profitability or efficiently utilize the rigs.

We monitor rig utilization on an ongoing basis and evaluate the factors that contribute to utilization levels. These evaluations are performed centrally under the direction of our CODM and encompass all of the rigs in our worldwide fleet. The results of our evaluations are considered when making decisions relative to the redeployment and capital enhancement of drilling rigs (i.e. decisions relating to the manner in which to most profitably or efficiently utilize our rigs).

Determinations to improve a rig's profitability through redeployment and/or capital improvement result from an evaluation of many factors in addition to a rig's current utilization level, including current worldwide contract opportunities and customer demand levels, estimations of future worldwide customer demand and equipment requirements, and estimations of future worldwide rig supply. In order to maximize profitability, these types of determinations are made centrally, with the benefit of worldwide market analysis, and involve an evaluation of our entire rig fleet for optimal pursuit of available worldwide contract opportunities.

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A rig's operating performance, in the sense of revenue less operating expenses, is generally not assessed in connection with determinations involving the manner in which to most profitably or efficiently utilize our rigs. A rig's revenue levels and approximate operating expense levels are generally known/determined prior to contract commencement and, therefore, a rig's operating performance is only assessed in evaluating contract execution. Determinations regarding the manner in which to most profitably and efficiently utilize our rigs are a function of contract acquisition rather than contract execution. Contract acquisition determinations are made centrally by our CODM, as discussed above.

•	Clarify how you determine that your rigs in a particular geographic region are operating at a profitable level and the actions that you take when they are not contributing to the level of consolidated profitability expected in your forecast.

We maintain certain financial information and prepare forecasts relating to revenue and operating expenses on a rig-by-rig basis and we monitor this financial information and evaluate it relative to forecasts on a regular basis. As mentioned above, during periods that rigs are operating under contracts we generally are able to forecast revenue and operating expense levels with a relatively high degree of precision.

If the operating results of a rig under contract are not at expected or optimum levels, this generally is an indication of problems or shortcomings in the area of contract execution, equipment maintenance, cost control and/or other operational performance factors. Each of our drilling rigs has an individual/separate rig manager that is accountable for contract execution and operational performance on his particular rig. Additional levels of senior operations management also oversee and direct contract execution and operations performance. When our rig or rigs are not contributing to the level of consolidated profitability expected in our forecast as a result of contract execution or operational performance factors, corrective actions are undertaken as necessary through the appropriate level of the previously described hierarchy of operations management.

Some of our rigs may not have significant contract backlog and our forecasts will therefore be based on assumptions relative to the types of contracts to be executed in the future and corresponding estimates of day rates, contract durations and other terms. When actual contracts secured in the future differ from our assumptions, resulting in one or more rigs contributing less to consolidated profitability than expected, we evaluate our rig or rigs for redeployment and/or capital enhancement. As explained in our response to your question immediately above, these evaluations are performed centrally under the direction of our CODM, and redeployment and capital improvement determinations are made with the benefit of global market analysis, the knowledge of worldwide contract opportunities and in consideration of our entire/single worldwide fleet of rigs.

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Form 10-Q for the period ended March 31, 2008
2.	We note you engaged an independent third party valuation firm to assist in the valuation of your auction rate securities. Please disclose the name of this third party valuation firm and include their consent as an exhibit to your filing pursuant to Section 436(b) of Regulation C if your periodic filing is incorporated by reference to a registration statement, including a Form S-8. Alternately, you may delete the reference to the third party expert in your periodic filings.

We will omit the reference to the independent third party valuation firm in future periodic filings.

If you have questions or require additional information you may contact the undersigned or Alan Harvey of Baker & McKenzie LLP at (214) 978-3047.

Sincerely, /s/ James W. Swent III James W. Swent III Senior Vice President and Chief Financial Officer

cc:	Alan Harvey, Baker & McKenzie LLP Bob Carroll, U.S. Securities & Exchange Commission

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